PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated February 14, 2006	Registration No. 333-129842

Computer Software Innovations, Inc.

15,295,728 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated February 14, 2006, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 15,295,278 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes a Current Report on Form 8-K relating to the election of Jeffery A. Bryson to the Company’s Board of Directors to fill the vacancy created by the February 22, 2006 resignation of Thomas V. Butta.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus should be read in conjunction with the Prospectus dated February 14, 2006, as supplemented on March 31, 2006, April 20, 2006, April 24, 2006, May 3, 2006, May 5, 2006 and May 15, 2006, which supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated February 14, 2006, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is June 23, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 20, 2006

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

In connection with his election to the Board of Directors of the Company (the “Board”) as described in Item 5.02 below, on June 20, 2006 the Board approved the award to Jeffery A. Bryson of 23,350 shares of common stock under the Company’s 2005 Incentive Compensation Plan. Such shares are registered pursuant to the Company’s Form S-8 registration statement filed with the Securities and Exchange Commission on January 27, 2006. Under the terms of the award, 11,675 shares vested immediately upon Mr. Bryson’s election to the Board and the remaining shares will vest at the conclusion of the 2007 Annual Meeting of Stockholders of the Company if Mr. Bryson is reelected to the Board for a successive term at such Meeting. The Company intends to enter into a Restricted Stock Agreement with Mr. Bryson setting forth with more particularity the terms of the stock awards.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 20, 2006, the Board elected Jeffery A. Bryson to fill the vacancy on the Board created by the February 22, 2006 resignation of Thomas V. Butta. Mr. Bryson will serve on the Company’s Audit and Compensation Committees.

Prior to his election to the Board, Mr. Bryson has engaged in no transaction with the Company or its affiliates in which he had a direct or indirect interest requiring disclosure under this Item.

Item 8.01.	Other Events.

On June 22, 2006, the Company issued a press release concerning the election of Jeffrey A. Bryson to the Board. The press release is filed as Exhibit 99.1 to this report.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Press Release dated June 22, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Name:	Nancy K. Hedrick
Title:	President and CEO

Dated: June 23, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated June 22, 2006.

Exhibit 99.1

CSI Names New Board Member

Jeffery A. Bryson of Scansource, Inc. Joins Board

EASLEY, South Carolina, June 22, 2006—Computer Software Innovations, Inc. (“CSI”) (OTCBB: CSWI.OB; www.csioutfitters.com), Technology Outfitters™, today announced the appointment of Jeffery (Jeff) A. Bryson to its board of directors.

Since July 2002, Mr. Bryson has served as Vice President of Administration and Investor Relations at Scansource, Inc., a $1.6 billion public technology distribution company headquartered in Greenville, SC. In this position, Mr. Bryson oversees investor relations, human resources and officers and directors compensation plans. Previously, Mr. Bryson served as interim Chief Financial Officer from July 2002 until November 2002 and as Chief Financial Officer and Treasurer from 1993 until July 2002. During this tenure Scansource, Inc. grew from 19 employees and approximately $12 million per year in annualized sales to 700 employees and approximately $1 billion in annualized sales, accomplished its IPO and began an international sales footprint. Prior to joining Scansource, Inc., Mr. Bryson was employed for more than seven years at KPMG LLP, where he last held the position of senior manager. Mr. Bryson holds an M.B.A. from Clemson University and completed his undergraduate studies at Bob Jones University in Greenville, SC.

“CSI is fortunate to find an individual, like Jeff, who has experienced and managed significant growth, and has expertise in the administration of a public company. These attributes coupled with the location of his current company near CSI make his appointment to the board an excellent opportunity to build a stronger, more diverse board of directors. CSI and the board will most certainly benefit from the breadth of experience that Jeff brings to the table,” noted Nancy Hedrick, CEO.

Mr. Bryson’s term on the board begins immediately and replaces the position of former board member, Tom Butta. Mr. Butta resigned on February 22, 2006 in order to devote his full attention to his responsibilities as CEO of an unaffiliated company. Mr. Bryson qualifies as an audit committee financial expert as defined by the Sarbanes-Oxley Act legislation, and will participate on the Audit and Compensation Committees of the Board, which, including Mr. Bryson, are composed of our three independent, non-employee directors.

CSI’s board of directors also includes: Anthony Sobel, CSI’s Chairman of the Board and CEO of Montana Metal Products, L.L.C.; Shaya Phillips, Assistant Vice President of Information Technology at the Fashion Institute of Technology of the State University of New York; Nancy Hedrick, President and CEO of CSI; and Thomas Clinton, Vice President of Sales of CSI.

About Computer Software Innovations, Inc.

Computer Software Innovations, Inc. (OTCBB:CSWI.OB) is, CSI Technology Outfitters™, a full service company providing software and technology solutions primarily to public sector organizations. Such solutions include financial management software, lesson planning software, networking, IP telephony, wireless, video conferencing, security monitoring, distance and classroom learning projects, engineering services and hardware. CSI’s client base includes school districts, higher education, municipalities, county governments, and other non-profit organizations. Currently, more than 400 public sector organizations utilize CSI’s software systems and network integration services.